Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Allied Capital Corp.

Commission File No. 814-00138

ARES CAPITAL CORPORATION FILES AMENDED JOINT PROXY AND SETS DATE OF SPECIAL MEETING FOR ACQUISITION OF ALLIED CAPITAL CORPORATION

Acquisition Still Anticipated To Close By The End Of The First Quarter Of 2010

NEW YORK, NY—January 26, 2010—Ares Capital Corporation (NASDAQ:  ARCC) announced today that it has filed a registration statement that includes an amended preliminary joint proxy statement/ prospectus with the SEC.  As described in the joint proxy, each of Ares Capital and Allied Capital have set a record date of February 2, 2010 and a special meeting date for Ares Capital and Allied Capital stockholders meetings of March 26, 2010.  The joint proxy will be mailed to Ares Capital and Allied Capital stockholders once it is declared effective by the SEC.

Ares Capital still anticipates the closing of the Allied Capital acquisition to take place, subject to receipt of stockholder approvals and certain third party consents, by the end of the first quarter of 2010.  The closing of the acquisition is subject to the joint proxy being declared effective by the SEC, receipt of stockholder approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions.

About Ares Capital Corporation

Ares Capital Corporation is a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle-market companies.  Ares Capital Corporation invests primarily in first- and second-lien loans and mezzanine debt, which in some cases includes an equity component.  To a lesser extent, Ares Capital Corporation also makes equity investments.  Ares Capital Corporation is externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, an SEC registered investment advisor and alternative asset investment management firm with approximately $33 billion of committed capital under management as of December 31, 2009.  Ares Capital Corporation is a closed-end, non-diversified management investment company that has elected to be regulated as a Business Development Company under the Investment Company Act of 1940. For additional information, please visit our website at www.arescapitalcorp.com.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The information in the preliminary joint proxy statement/prospectus and this press release is not complete and may be changed.  Ares Capital may not sell the common stock referenced in the joint proxy statement/prospectus until the Registration Statement on Form N-14 filed with the Securities and Exchange Commission is effective. The preliminary joint proxy statement/prospectus and this press release are not offers to sell Ares Capital securities and are not soliciting an offer to buy Ares Capital securities in any state where the offer and sale is not permitted.

This communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital.  In connection with the proposed transaction, Ares Capital has filed with the SEC a Registration Statement on Form N-14 that includes preliminary proxy statements of Ares Capital and Allied Capital and that will constitute a prospectus of Ares Capital.  The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Ares Capital and Allied Capital, respectively.  INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE ALSO URGED TO READ ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL ALSO CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at www.sec.gov.  Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on Ares Capital’s website at www.arescapitalcorp.com and on Allied Capital’s website at www.alliedcapital.com.

PROXY SOLICITATION

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition is set forth in the Joint Proxy Statement/Prospectus filed with the SEC.  You can obtain a free copy of this document in the manner set forth above.

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute “forward-looking statements,” which relate to future events or our future performance or financial condition.  These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties.  Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in Ares Capital Corporation’s filings with the Securities and Exchange Commission.  Ares Capital Corporation undertakes no duty to update any forward-looking statements made herein.

Ares Capital Investor Contact:

Carl G. Drake

(404) 814-5204